Mail Stop 3010

September 17, 2009

Jennifer Magro
Chief Financial Officer and Director
Smith Barney Diversified Futures Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street - 10th Fl.
New York, New York 10022

> **Re:** **Smith Barney Diversified Futures Fund L.P.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-26132**

Dear Ms. Magro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 2

1.   Please describe to us the regulatory provisions applicable to your business. Discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Describe any additional position limits imposed by the exchanges. Please disclose any related risks in the Risk Factors section. Confirm that you will provide similar disclosure in future filings.

Item 1A. Risk Factors, page 5

2.   We note your disclosure on page 6 that certain pending legislation, if enacted, could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits would impact your trading strategy. Confirm that you will provide similar disclosure in your future filings.

Part II, page 20

Selected Financial Data, page 20

3.   Please disclose net asset value on a per unit basis for each period presented.

Management's Discussion and Analysis of Financial Condition…, page 20

4.   With respect to the trading system of Campbell & Company, please tell us whether the trading system is discretionary or systematic. For each advisor, please discuss whether there have been any changes in the trading system over the past year. Confirm that you will provide similar disclosure in your future filings.

5.   Please provide us a detailed description of your asset allocation as of the fiscal year end, including the asset allocation within the funds managed by your advisors. Confirm that you will provide similar disclosure in your future filings.

Liquidity, page 24

6.   Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, as applicable, in your future filings.

Capital Resources, page 25

7.   Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Results of Operations, page 26

8.   To the extent that changes in net asset value reflect material changes in interest
        income, please describe to us the impact and reasons for changes in your interest
        income.

9.   We note that you have disclosed net trading gain through investments in the
        Funds on an aggregate basis. Please tell us the net trading gain realized from each
        Fund separately and tell us what consideration you have given to including this
        information in the Results of Operations disclosure.

Part III, page 37

Item 10. Directors, Executive Officers and Corporate Governance, page 37

10.   In future filings, please revise to provide Item 401 disclosure for the executive
        officers and directors of your general partner or tell us why you do not believe
        such disclosure is appropriate. Please supplementally provide us your proposed
        disclosure. In addition, please revise Item 12 to disclose the shares beneficially
        owned by these individuals, as required by Item 403 of Regulation S-K.

Signatures, page 42

11.   Please confirm that Jennifer Magro is also your principal accounting officer or
        controller.

Exhibits

12.   We note that you incorporate exhibits by reference by indicating that the
        documents were "previously filed." In future filings, please specifically identify
        the prior filing or submission in accordance with Item 10(d) of Regulation S-K.
        In addition, please file or incorporate by reference the management agreement
        entered into with Eckhardt Trading Company on March 31, 2008.

Exhibits 31.1 and 31.2

13.   We note, in paragraph 4, you omitted the phrase: "and internal control over
        financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))."
        Please file an amendment to the Form 10-K filed March 31, 2009, that includes
        the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of
        the certifications.

Form 10-Q for the quarter ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

14.   The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: "(The registrant's fourth fiscal quarter in the case of an annual report)." In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel